HomeLife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

April 10, 2008

Securities Exchange Commission
Michael McTiernan, Esq.
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	HomeLife, Inc. Preliminary Information Statement File No. 000-30424 Filed February 1, 2008

Dear Mr. McTiernan:

We represent HomeLife, Inc. (the “Company” or “HomeLife”). We are in receipt of your letter dated March 25, 2008 regarding the above referenced filing and the following are our responses:

1) Please ensure that you provide all financial information required by Item 13 of Schedule 14A, including MD&A disclosure.

ANSWER: In the amended Preliminary Information Statement, we have included all the financial information required by Item 13 of Schedule 14A. This includes the required financial statements, any supplementary information, the MD&A, changes in and disagreements with accountants on accounting and financial disclosure, quantitative and qualitative disclosures about market risk and a statement on whether the Company’s principal accountants will be present at the shareholders meeting (which they do not intend to be since the 14C does not require a shareholders meeting for the action contemplated).

2) Please provide more detail regarding the “spin-off” transaction, including the specific assets and liabilities that will be transferred and the specific consideration that will be paid by Mr. Cimerman, how such assets were valued and whether the board approved the transaction. In addition, please advise us whether these assets and liabilities are being transferred to Mr. Cimerman or spun-off to your existing shareholders. Please revise the disclosure accordingly.

ANSWER: On June 2, 2006, we filed a Definitive 14C Information Statement notifying shareholders of our intent to “spin-off” the assets to Mr. Cimerman. This was approved by a majority of shareholders and properly noticed to all shareholders. I have included this additional disclosure in the amended 14C that is being filed in response to this comment letter. Additionally, I have included the information requested in this comment number 2.

3) On page 5, you indicate that the percentage of ownership interest of shareholders will not be affected by the reverse stock split. Please clarify, if true, that their percentage of ownership interest will be impacted by the share exchange agreement as Moneylogix will own 98.7% pursuant to the terms of the agreement.

ANSWER: It is true that the shareholder’s percentage ownership interest will be impacted by the share exchange agreement and we have made that disclosure in the amended 14C.

4) It appears that the agreement automatically terminated by its own terms on January 31, 2008. In the 8-K submitted on February 21, 2008, you indicate that the agreement has not closed and is not expected to close until the end of March 2008. Please explain whether the agreement was amended to extend the termination date. If so, please provide a copy of the amended agreement. If the agreement was not amended to extend the termination date, please explain the ramifications this could have on you.

Answer: The agreement has been extended by mutual consent of both parties and we have attached a copy of the executed Consent to Extend the Agreement to this correspondence.

Finally, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HomeLife, Inc.

By: /s/ Charles Goodson

Charles Goodson

AGREEMENT TO EXTEND THE AUTOMATIC TERMINATION DATE
OF THE AGREEMENT AND ADDENDUM TO AGREEMENT
FOR CLARIFICATION OF MATERIAL TERMS
BETWEEN HOMELIFE, INC., AGDAS FINANCIAL HOLDING, INC.
AND MONEYLOGIX, INC.

THIS AGREEMENT TO EXTEND THE AUTOMATIC TERMINATION DEADLINE (the “Agreement”) is made effective this 30th day of January, 2008 (the “Effective Date”), by and among Homelife, Inc. (“Homelife” or the “Company”), Agdas Financial Holding, Inc. (“Agdas”) and Moneylogix, Inc., a Delaware company (“Moneylogix”).1

RECITALS

WHEREAS the Company, Agdas, and Alex Haditaghi entered into an Agreement and Plan of Merger (the “Agreement”) dated October 23, 2007 wherein the Company agreed to transfer 100,000,000 shares of the outstanding common stock of the Company after the execution of a 1-for-22 reverse stock split;

WHEREAS on January 3, 2008, the parties entered into an Addendum to Agreement for Clarification of Material Terms and, among other things, agreed to extend the automatic termination date to January 30, 2008.

NOW THEREFORE, the parties identified above hereby agree as follows:

1.	The parties have agreed to amend and extend the automatic termination date in the Agreement to June 30, 2008.

IN WITNESS WHERE OF, each of the Company and Moneylogix has caused this Addendum to the Agreement to be executed and delivered as of this 3rd day of January, 2008.

ACCEPTED AND AGREED TO BY:

COMPANY:
HOMELIFE, INC.	MONEYLOGIX, INC:

By: /s/ Marie May	By: /s/ Alex Haditaghi
Marie May, Director	Alex Haditaghi, President

By: /s/ Terry Lyles

Terry A. Lyles, Ph.D., Director	AGDAS FINANCIAL HOLDING, INC.

By: /s/ F. Bryson Farrill	By: /s/ Alex Haditaghi
F. Bryson Farrill, Director	Alex Haditaghi

By: /s/ Charles Goodson
Charles Goodson, Director

1 All capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Agreement.